Final Term Sheet To preliminary prospectus supplement dated February 23, 2022 (To prospectus dated September 25, 2020)	Filed pursuant to Rule 433 Registration number 333-249058 February 23, 2022

Lincoln National Corporation $300,000,000 3.400% SENIOR NOTES DUE 2032 Final Term Sheet, dated February 23, 2022

Issuer:	Lincoln National Corporation

Title of Securities:	3.400% Senior Notes due 2032

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	February 23, 2022

Settlement Date (T+4)*:	March 1, 2022

Maturity Date:	March 1, 2032

Aggregate Principal Amount Offered:	$300,000,000

Price to the Public (Issue Price):	99.815% of the principal amount, plus accrued interest, if any, from and including March 1, 2022, if settlement occurs after that date

Net Proceeds (Before Expenses):	$297,495,000, plus accrued interest, if any, from and including March 1, 2022, if settlement occurs after that date

Benchmark Treasury:	UST 1.875% due February 15, 2032

Benchmark Treasury Price / Yield:	99-04 / 1.972%

Spread to Benchmark Treasury:	Treasury Rate plus 145 basis points

Yield to Maturity:	3.422%

Coupon:	3.400% per annum

Interest Payment Dates:	Semi-annually in arrears on each March 1 and September 1, commencing on September 1, 2022

Optional Redemption:

Prior to December 1, 2031 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” has the meaning set forth in the Issuer’s preliminary prospectus supplement, as filed with the Securities and Exchange Commission on February 23, 2022.

CUSIP/ISIN:	534187BQ1 / US534187BQ10

Ratings** (expected):	Baa1/Stable (Moody’s) / A-/Negative (S&P) / BBB+/Positive (Fitch)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Wells Fargo Securities, LLC BNP Paribas Securities Corp. Goldman Sachs & Co. LLC

Co-Manager	Siebert Williams Shank & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

*

It is expected that delivery of the notes will be made against payment therefor on or about March 1, 2022, which is four business days following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on the date of pricing or the next business day should consult their own advisor.

**

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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